SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to §240.13d-1(a) and Amendments Thereto Filed Pursuant to §240.13d-2(a).

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Onconova Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68232V306

(CUSIP Number)

Michael B. Hoffman

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0091

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232V306		13D

1	Names of Reporting Persons Michael B. Hoffman

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,827 Shares (1)

	8	Shared Voting Power 5,809,289 Shares (2)

	9	Sole Dispositive Power 21,827 Shares (1)

	10	Shared Dispositive Power 5,809,289 Shares (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,831,116 Shares (1), (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4% (1), (2), (3)

14	Type of Reporting Person (See Instructions) IN

(1)                                 Includes 19,951 options to purchase shares of common stock, par value $0.01 per share (“Common Stock”) of Onconova Therapeutics, Inc., a Delaware corporation (the “Issuer”), which are immediately exercisable or will be exercisable within 60 days of the date hereof.

(2)                                 Includes (i) 5,800,836 shares of Common Stock held by the Michael and Jane Hoffman 2018 Descendants Trust (the “2018 Trust”), of which Mr. Hoffman is donor (which includes 2,211,765 shares of Common Stock issuable upon the exercise of warrants for 55,294.125 shares of Series B Preferred Stock that convert into shares of Common Stock and 396,633 shares of Common Stock issuable upon the exercise of warrants, all of which are immediately exercisable or exercisable within 60 days hereof), and (ii) 8,453 shares of Common Stock held by the Michael and Jane Hoffman 2013 Descendants Trust (Non-GST Exempt Trust) (the “2013 Non-GST Exempt Trust”), of which Mr. Hoffman is donor. Mr. Hoffman has no voting or dispositive power with regard to any of the shares held by the 2018 Trust or the 2013 Non-GST Exempt Trust. A.J. Agarwal and Jane Hoffman, Mr. Hoffman’s spouse, as trustees, have voting and dispositive power with regard to the shares held by the 2018 Trust and the 2013 Non-GST Exempt Trust. The trustees appointed Mr. Hoffman as a general agent of the 2018 Trust.

(3)                                 Based on 79,107,812 shares of Common Stock outstanding as of May 25, 2018.

CUSIP No. 68232V306		13D

1	Names of Reporting Persons Michael and Jane Hoffman 2018 Descendants Trust

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares

	8	Shared Voting Power 5,800,836 Shares (4)

	9	Sole Dispositive Power 0 Shares

	10	Shared Dispositive Power 5,800,836 Shares (4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,800,836 Shares (4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.3% (4), (5)

14	Type of Reporting Person (See Instructions) OO

(4)                                 Includes (i) 2,211,765 shares of Common Stock issuable upon the exercise of warrants for shares of Series B Preferred Stock that convert into shares of Common Stock and (ii) 396,633 shares of Common Stock issuable upon the exercise of warrants, all of which such warrants are currently exercisable or exercisable within 60 days of the date hereof. All of the securities disclosed herein were transferred to the 2018 Trust from the Michael and Jane Hoffman 2013 Descendants Trust (the “2013 Trust”) pursuant to that certain Instrument of Payover, dated as of April 11, 2018 (the “Instrument of Payover”).

(5)                                 Based on 79,107,812 shares of Common Stock outstanding as of May 25, 2018.

CUSIP No. 68232V306	13D

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Michael B. Hoffman and The Michael and Jane Hoffman 2018 Descendants Trust (each a “Reporting Person,” and together, the “Reporting Persons”).  Unless set forth below, all previous Items are unchanged.  Capitalized terms used but not defined herein have the meanings given to them in the initial filing on Schedule 13D, previously filed with the U.S. Securities and Exchange Commission on August 2, 2013 (the “Original 13D”).

Item 3.                                                         Source and Amount of Funds or Other Consideration.

On April 11, 2018, the trustees of the 2013 Trust instructed Mr. Hoffman, as general agent, to transfer all of the Common Stock and warrants to purchase shares of Common Stock held by the 2013 Trust to the 2018 Trust pursuant to the Instrument of Payover.

On May 1, 2018, a total of approximately $940,000.13 was paid to acquire 2,211,765 shares of Common Stock and a warrant to purchase up to 55,294.125 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”).  The 2013 Trust obtained the funds necessary to purchase the securities from its existing capital.  All of these shares of Common Stock and the Series B Preferred Stock were transferred to the 2018 Trust in accordance with the Instrument of Payover.

Item 4.                                                         Purpose of the Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities represented an attractive investment opportunity.  Neither Reporting Person has any present plan or proposal that would relate or result in any matters set forth in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer.

(a)           See Items 11 and 13 of the cover pages to this Schedule 13D that relate to the aggregate number and percentage of shares of Common Stock are incorporated herein by reference.

(b)           See Items 7 through 10 on the cover pages to this Schedule 13D that relate to the number of shares of Common Stock as to which each of the Reporting Persons referenced in Item 2 of the Original 13D has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference.

Mr. Hoffman is the direct beneficial owner of (i) 1,876 shares of Common Stock and (ii) of stock options to purchase 19,951 shares of Common Stock that are immediately exercisable or will be exercisable within 60 days of the date hereof.  Mr. Hoffman has no voting or dispositive power over the shares of Common Stock beneficially owned by the 2013 Non-GST Exempt Trust and the 2018 Trust and therefore disclaims beneficial ownership over the shares of Common Stock beneficially owned by the 2013 Non-GST Exempt Trust and the 2018 Trust and this Schedule 13D shall not be deemed an admission that he is the beneficial owner of such securities for the purposes of Section 13 of the Act or for any other purpose.

The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was calculated based on 79,107,812 shares of Common Stock outstanding as of May 25, 2018.

(c)           During the past 60 days, the Reporting Persons have entered into the following transaction with regard to the Common Stock of the Issuer:

On April 11, 2018, the trustees of the 2013 Trust instructed Mr. Hoffman, as general agent, to transfer all of the Common Stock and warrants to purchase shares of Common Stock held by the 2013 Trust to the 2018 Trust pursuant to the Instrument of Payover.

The Issuer closed an offering of securities on May 1, 2018, and the 2013 Trust purchased 2,211,765 units, consisting of 2,211,765 shares of Common Stock and a warrant to purchase 55,294.125 shares of Series B Preferred Stock, which are convertible into 2,211,765 shares of Common Stock.  The 2013 Trust obtained the funds necessary to

CUSIP No. 68232V306	13D

purchase the securities from its existing capital.  All of these shares of Common Stock and the Series B Preferred Stock were transferred to the 2018 Trust in accordance with the Instrument of Payover.

(d)           A.J. Agarwal and Jane Hoffman, Mr. Hoffman’s spouse, are trustees of the the 2013 Non-GST Exempt Trust and the 2018 Trust and have sole voting and dispositive power with respect to the shares held by the 2013 Non-GST Exempt Trust and the 2018 Trust.  As trustees, both Mr. Agarwal and Mrs. Hoffman have the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the 2013 Non-GST Exempt Trust and the 2018 Trust.

(e)           Not applicable.

Item 7.                                                         Material to be Filed as an Exhibit.

Exhibit	Description and Date of Document

1	Joint Filing Agreement of the Reporting Persons

CUSIP No. 68232V306	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2018

THE MICHAEL AND JANE HOFFMAN 2018 DESCENDANTS TRUST

By:	/s/Jane Hoffman
Name:	Jane Hoffman
Title:	Trustee

MICHAEL B. HOFFMAN

/s/Michael B. Hoffman
Michael B. Hoffman